Exhibit 12.1

KOPPERS HOLDINGS INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	2008	2009	2010	2011	2012	Six months ended June 30, 2013
Earnings:
Income from continuing operations before taxes	$90.0	$35.5	$73.8	$52.5	$100.6	$41.4
Deduct: Equity earnings net of dividends	(0.6)	(0.8)	0.0	0.2	0.8	0.4
Deduct: Pre-tax income of noncontrolling interests	0.8	3.4	0.5	0.9	2.0	1.0
Add: Fixed charges	53.5	71.6	40.3	40.8	41.6	19.6

Earnings as defined	$143.3	$104.5	$113.6	$92.2	$139.4	$59.6

Fixed charges:
Interest expensed	$41.4	$58.7	$27.1	$27.2	$27.9	$13.5
Other	0.4	0.5	0.0	0.0	0.0	0.0

Rents	39.0	41.5	42.5	43.8	44.3	19.6
Interest factor	31%	31%	31%	31%	31%	31%

Estimated interest component of rent	12.1	12.9	13.2	13.6	13.7	6.1

Total fixed charges	$53.9	$72.1	$40.3	$40.8	$41.6	$19.6

Ratio of earnings to fixed charges	2.66	1.45	2.82	2.26	3.35	3.04